[Eversheds Sutherland (US) LLP Letterhead]
October 18, 2021
Via EDGAR

Megan Miller
Division of Investment Management,
Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Capital Southwest Corporation

Dear Ms. Miller:
On behalf of Capital Southwest Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on October 6, 2021, in connection with the SEC’s review of the Company’s reports filed pursuant to the Securities and Exchange Act of 1934, as amended, as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto.
1.The Staff refers to Exhibit 21.1 included in the Company’s annual report on Form 10-K for fiscal year ended March 31, 2021 (the “Form 10-K”). Please advise on a supplemental basis whether Capital Southwest Equity Investments, Inc. is a consolidated subsidiary of the Company and whether Capital Southwest SBIC I, LP will be a consolidated subsidiary of the Company.

Response: The Company respectfully advises the Staff on a supplemental basis that Capital Southwest Equity Investments, Inc. is a wholly owned subsidiary that serves as a tax blocker for the Company, which is referred to as the “Taxable Subsidiary” in the Form 10-K. As disclosed in Note 1 to the consolidated financial statements under the caption entitled “Consolidation” on page 97 of the Form 10-K, Capital Southwest Equity Investments, Inc. is consolidated with the Company’s financial statements. In addition, the Company respectfully advises the Staff on a supplemental basis that Capital Southwest SBIC I, LP will be a consolidated subsidiary of the Company and will be disclosed under the caption titled “Consolidation” in future filings.

2.The Staff refers to the Company’s “Schedule of Investments in and Advances to Affiliates” statement starting on page 136 of the Form 10-K. Please advise if the information required under Column B in Rule 12-14 of Regulation S-X is included in the schedule.

Response: The Company respectfully advises the Staff on a supplemental basis that the number of shares for equity positions held at the close of each specified period is disclosed under the column entitled “Type of Investment” in the Schedule of Investments in and Advances to Affiliates. With respect to the requirement under Column B in Rule 12-14 to include the principal amount of the loans and other indebtedness, while the Company currently includes a footnote referring to the

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Consolidated Schedule of Investments for such information, the Company undertakes to include such information in the “Schedule of Investments in and Advances to Affiliates” in future filings.

3.The Staff refers to the disclosure relating to the approximately 10.7% of the Company’s total investment income being attributable to non-cash PIK interest income in Note 1 to the consolidated financial statements in the Form 10-K. In future filings, please disclose the amount of PIK income in the Company’s Consolidated Statement of Operations as required by Rule 6-07-1 of Regulation S-X.

Response: The Company respectfully advises the Staff on a supplemental basis that it will include PIK income in the Company’s Consolidated Statement of Operations in future filings if the amount of such PIK income exceeds 5% of total investment income for such period in accordance with Rule 6-07-1 of Regulation S-X.

4.On a supplemental basis, please explain how the total distributable earnings in the notes to the consolidated financial statements in the Form 10-K reconcile with the Consolidated Statement of Assets and Liabilities.

Response: The Company respectfully advises the Staff on a supplemental basis that the total distributable earnings disclosed in the Consolidated Statement of Assets and Liabilities is disclosed in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The total distributable earnings disclosed in Note 6 to the consolidated financial statements in the Form 10-K is determined and disclosed in accordance with income tax regulations. Moreover, the Company’s tax year end is December 31 and its fiscal year end is March 31. As disclosed in the fourth paragraph under Note 6 on page 116 of the Form 10-K, book and tax basis differences relating to shareholder dividends and distributable and other permanent book and tax differences are typically reclassified among the Company’s capital accounts, and the character of income and gains to be distributed that is determined in accordance with income tax regulations may differ from GAAP.

5.In future filings, please include a column with the percentage of net assets of each category of investments included in the Consolidated Schedule of Investments in accordance with footnote 5 of Rule 12-12 of Regulation S-X.

Response: The Company respectfully advises the Staff on a supplemental basis that it will include a column with the percentage of net assets of each category of investments included in the Consolidated Schedule of Investments.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Payam Siadatpour at (202) 383-0278 or Sara Sabour at (202) 383-0806.

Sincerely,

/s/ Steven B. Boehm____
Steven B. Boehm

Cc:     Bowen S. Diehl, President and Chief Executive Officer
Michael S. Sarner, Chief Financial Officer, Treasurer and Secretary
    Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP
Sara Sabour, Esq., Eversheds Sutherland (US) LLP
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